Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2014	2013	2012	2011	2010

Earnings from Continuing Operations Before Income Taxes	$210,834	$206,615	$142,010	$162,790	$147,781

Fixed Charges [1]
Interest expense	33,010	39,638	46,227	40,633	34,024
Interest included in rental expense	6,059	5,680	5,583	4,841	4,420

Total Fixed Charges	39,069	45,318	51,810	45,474	38,444

Earnings [2]	$249,903	$251,933	$193,820	$208,264	$186,225

Ratio of earnings available to cover fixed charges	6.4	5.6	3.7	4.6	4.8

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.
[2]	Earnings consist of earnings from continuing operations before income taxes plus fixed charges.